SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: June 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F           Form 40-F X
                                       ---                 ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                 No X
                                  ---               ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation ("WorldHeart"), dated June 8, 2004, announcing that the Circulatory System Devices Panel of the Medical Devices Advisory Committee, a public advisory committee of the Food and Drug Administration (FDA), recommended that WorldHeart's application for expanded use of its Novacor(R) LVAS as a bridge to transplantation within the United States not be approved.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

         FDA PANEL RECOMMENDS THAT WORLDHEART'S APPLICATION FOR EXPANDED
                    USE OF NOVACOR(R) LVAS IS NOT APPROVABLE


Oakland, CA - June 08, 2004: (NASDAQ: WHRT, TSX: WHT) - Today the Circulatory System Devices Panel of the Medical Devices Advisory Committee (the Panel), a public advisory committee of the Food and Drug Administration (FDA), recommended that World Heart Corporation's (WorldHeart) application for expanded use of its Novacor(R) LVAS as a bridge to transplantation within the United States not be approved.

The Novacor LVAS is currently approved for use as a bridge to heart transplantation. WorldHeart had requested an expanded indication that would allow for implant of the device in "bridge" patients who are not currently transplant candidates but who are expected to become transplant candidates with mechanical circulatory support.

"Our business plan for 2004 did not include an expanded indication and we do not anticipate any adverse effect on our business activities. Approval of the indication as requested would have modestly increased the potential patients within the bridge to transplant indication and we are disappointed that this will not occur," commented Roderick M. Bryden, WorldHeart President and Chief Executive Officer. "WorldHeart will continue its program to increase market share in the United States, through our approved bridge-to-transplant indication and through our FDA-approved and CMS reimbursable RELIANT Trial for destination therapy use."

WorldHeart has commenced enrollment in its RELIANT (Randomized Evaluation of the Novacor LVAS In A Non-Transplant Population) Trial. The data from this Trial will support an application to the FDA for the destination therapy use of the Novacor LVAS by non-transplant eligible candidates.

About Novacor(R) LVAS:
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation:
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

Contact Information:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


     Date:  June 9, 2004                  By: /s/ Mark Goudie
                                             -----------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer